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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67965

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2017__ AND ENDING __12/31/2017__

                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Silver Lane Advisors LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 35th Floor

(No. and Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Elizabeth Bloomer Nesvold   **212-883-9401**

                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weisberg, Mole, Krantz & Goldfarb LLP

(Name – if individual, state last, first, middle name)

185 Crossways Park Drive	**Woodbury**	**NY**	**11797**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Elizabeth Bloomer Nesvold**   , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Silver Lane Advisors LLC   , as

of **December 31**   , 20 **17**   , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

None



Signature

Managing Partner

Title



Notary Public

JANICE MADDALONE
Notary Public, State Of New York
No. 01MA6078274
Qualified In Queens County
Commission Expires July 29, 20 *18*

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Silver Lane Advisors LLC

Statement of Financial Condition

December 31, 2017

SILVER LANE ADVISORS LLC

Table of Contents

December 31, 2017



WMK&G

Weisberg, Molé, Krantz & Goldfarb, LLP

Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Silver Lane Advisors LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Silver Lane Advisors LLC (a limited liability company) as of December 31, 2017, and the related notes collectively referred to as the financial statements. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Silver Lane Advisors LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Silver Lane Advisors LLC's management. Our responsibility is to express an opinion on Silver Lane Advisors LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Silver Lane Advisors LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Silver Lane Advisors LLC's auditor since 2009.

Weisberg, Molé, Krantz & Goldfarb, LLP

Woodbury, New York
February 14, 2018

185 Crossways Park Drive, New York 11797 • Phone: 516-933-3800 • Fax: 516-933-1060
700 Kinderkamack Rd, New Jersey 07649 • Phone: 201-655-6249 • Fax: 201-655-6098
www.weisbergmole.com

SILVER LANE ADVISORS LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash and cash equivalents	$	1,987,077
Accounts receivable		1,006,718
Prepaid expenses and other assets		115,626
Furniture, equipment, and improvements, net of accumulated depreciation of $180,954		26,132
Trademark, net of accumulated amortization of $8,235		4,133
Total assets	$	3,139,686

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$	462,075
Security deposit payable		13,200
Total liabilities	$	475,275
Commitments and contingencies (note 4)		
Members' equity	$	2,664,411
Total liabilities and members' equity	$	3,139,686

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are as follows:

Nature of Operations

Silver Lane Advisors LLC ("the Company") was formed in August 2007 and became a registered broker/dealer on December 18, 2008. The Company operates as a broker/dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company provides merger, acquisition, private placements, strategic advisory and valuation services to firms predominantly in the financial service industry.

Accounts Receivable

Accounts receivable are recorded at net realizable value consisting of the carrying amount less an allowance for uncollectible accounts, as needed. The allowance is based on management's analysis of possible bad debts and specific customer collection issues that have been identified. At December 31, 2017, the Company considers all accounts receivable fully collectible. Accordingly, there is no allowance for doubtful accounts.

Furniture, Equipment, and Improvements

Furniture, equipment, and improvements are stated at cost less accumulated depreciation. The company provides for depreciation using the straight-line method using estimated useful lives of three to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Intangible Asset

The Company's intangible asset is a trademark that is being amortized over 15 years. Management asserts that there has been no impairment as of December 31, 2017.

Revenue Recognition

The Company receives retainers and consulting and strategic advisory fees and records the related revenue in the period earned. The Company also receives success fees for completed transactions and records these fees in the period the transaction is consummated.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (*continued*)

Income Taxes

The Company is a limited liability company and is treated as a partnership for income tax purposes and, accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reported period. Actual results could differ from those estimates.

Concentrations and Credit Risk

The Company receives its commission and fee income from customer transactions in accordance with the provisions specified in the contractual arrangements. These agreements are in effect until terminated by either party, typically with thirty days prior notice.

Off-Balance-Sheet Risk

At December 31, 2017, the Company does not hold any financial instruments with off-balance-sheet risk. At certain times throughout the year, the Company may maintain bank account balances in excess of federally insured limits.

Cash and Cash Equivalents

For purposes of the statement of cash flows, cash and cash equivalents includes funds in checking accounts and money market accounts.

Subsequent Events

The Company has evaluated events and transactions that occurred through February 14, 2018, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $1,511,802 which was $1,480,117 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was 0.31 to 1.

NOTE 3 – REGULATION

The Company is registered as a broker/dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker/dealers has been delegated to self-regulatory organizations, such as the FINRA, which had been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

NOTE 4 – COMMITMENTS AND CONTIGENCIES

The Company entered into a seven-year lease for office space in New York City, which commenced on October 3, 2011. The terms of the lease provide for a four month abatement and monthly rent thereafter of $18,791 during the remainder of the first lease year, $19,073 per month for years two through four, and $20,062 per month for years five through seven. The Company has the option of extending the lease for an additional five years by giving the landlord nine months written notice before the expiration of the lease. Rent expense net of sublease income, which is included in occupancy expense was $163,639 for the year ended December 31, 2017.

The Company entered into a one year lease for virtual office space in San Francisco, California, which commenced on March 1, 2017. The terms of the lease provide monthly rent of $389.

NOTE 4 – COMMITMENTS AND CONTIGENCIES *(continued)*

The Company entered into a one year lease for office space in Chicago, Illinois, which commenced on October 1, 2013. The terms of the lease provided for a four month abatement and monthly rent of $1,320 during the remainder of the lease. The Company amended the lease agreement for the purpose of renewing and modifying the terms and conditions of the original lease agreement. The terms of the amendment were for 12 months beginning October 1, 2014, relocation to a new suite and monthly rent of $1,180. The agreement automatically renews for successive terms equal to the same period of time as the initial term, at the renewal rate of 5% over the then current base. The lease automatically renewed October 1, 2017 for another year with a new monthly rent of $1,526.

Future minimum payments under the leases as of December 31, 2017 are as follows:

2018	$	181,355

The Company subleases space in its New York City office to a third party. The sublease commenced February 2015 for a six month period with automatic one-month extensions until brought to an end by either the Sublandlord or Subtenant. The terms of the sublease provide for monthly rental income of $6,600 during the first year and $6,860 during the next six-month period. Sublease income for the year ended December 31, 2017 amounted to $82,320.

NOTE 5 – CUSTOMER PROTECTION RULE

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under SEC Rule 15c3-3 or (2) for which instructions to reduce to possession or control has not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under SEC Rule 15c3-3.

The Company is exempt from SEC Rule 15c3-3 pursuant to the exemptive provisions under sub-paragraph (k)(2)(i).

NOTE 6 – INCOME TAXES

As previously discussed, the Company is a limited liability company and is treated as a partnership for income tax purposes. Accordingly, the taxable income of the Company is taxable to its members based on their respective ownership of the profit and losses of the Company. However, New York City imposes an unincorporated business tax on partnerships operating in New York City. The financial statements include a provision for these taxes. In addition to the New York City unincorporated business tax, Illinois imposes a replacement tax on the partnership and a provision for this tax has been included in the financial statements.